Exhibit 99.1

Yandex Provides Update on Timing of AGM

MOSCOW and AMSTERDAM, the Netherlands, June 22, 2022 – Yandex (NASDAQ and MOEX: YNDX), one of Europe's largest internet companies, today announced that its 2022 Annual General Meeting of Shareholders (AGM) will be held later this year. This schedule is intended to allow sufficient time for the completion of the audit of the Company’s 2021 Dutch statutory accounts prepared under IFRS in light of ongoing unprecedented geopolitical circumstances. No issues with the statutory accounts have been identified to date. The Company issued its audited consolidated financial statements prepared under US GAAP on April 20, 2022, which can be accessed here: Annual Report on Form 20-F.

About Yandex

Yandex (NASDAQ and MOEX: YNDX) is a technology company registered in the Netherlands that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and navigation products, while also expanding into e-commerce, online entertainment, cloud computing and other markets to assist millions of consumers in Russia and a number of international markets.

More information on Yandex can be found at https://ir.yandex/.

Contacts:
Investor Relations
Yulia Gerasimova
Phone: +7 495 974-35-38
E-mail: askIR@yandex-team.ru

Media Relations
Ilya Grabovskiy
Phone: +7 495 739-70-00
E-mail: pr@yandex-team.ru